CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TICKETS.COM, INC.

     Tickets.com, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

     FIRST: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 25, 1995, under the name “The Entertainment Express, Inc.” On May 31, 1996, the Corporation filed a Restated Certificate of Incorporation. On January 2, 1997, the Corporation filed a Certificate of Amendment changing the name of the Corporation to “Advantix, Inc.” On March 25, 1997, the Corporation filed a Restated Certificate of Incorporation and on September 25, 1997, the Corporation filed an Amended and Restated Certificate of Incorporation (the “First Prior Certificate”). On May 22, 1998, the Corporation filed an Amended and Restated Certificate of Incorporation, which amended and restated the First Prior Certificate (the “Second Prior Certificate”). On March 19, 1999, the Corporation filed an Amended and Restated Certificate of Incorporation, which amended and restated the Second Prior Certificate (the “Third Prior Certificate”). On May 14, 1999, the Corporation filed an Amended and Restated Certificate of Incorporation, which amended and restated the Third Prior Certificate (the “Fourth Prior Certificate”). On May 25, 1999, the Corporation filed a Certificate of Amendment changing the name of the Corporation to “Tickets.com, Inc.” On August 4, 1999, the Corporation filed an Amended and Restated Certificate of Incorporation, which amended and restated Fourth Prior Certificate (the “Fifth Prior Certificate”). On November 3, 1999, the Corporation filed a Certificate of Amendment (the “Certificate of Amendment”). On November 5, 1999, the Corporation filed a Certificate of Correction to the Certificate of Amendment. On November 9, 1999, the Corporation filed an Amended and Restated Certificate of Incorporation, which amended and restated the Fifth Prior Certificate. On June 12, 2001, the Corporation filed a Certificate of the Powers, Designations, Preferences and Rights of the Series F Senior Cumulative Redeemable Preferred Stock.

     SECOND: The Amended and Restated Certificate of Incorporation of Tickets.com, Inc. is hereby amended by adding the following paragraph immediately after the present first paragraph of ARTICLE IV:

“Effective 12:01 a.m. on July 23, 2001 (the “Effective Time”), each eight (8) shares of Common Stock, $0.000225 par value per share, of the Corporation then issued and outstanding or held in the treasury of the Corporation automatically shall be combined into one (1) share of Common Stock of the Corporation. There shall be no fractional shares issued. Each holder of shares of Common Stock who otherwise would be entitled to receive a fractional share shall be entitled to receive a cash payment in lieu thereof at a price equal to the fraction to which such holder would otherwise be entitled to receive multiplied by the closing price of Common Stock on the last trading day prior to the Effective Time as reported in The Wall Street Journal or, if such price is not available, the average of the last bid and asked prices of the Common Stock on such day, or such other price as may be determined by the Board of Directors of the Corporation.”

     THIRD: The amendment described above has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by its Chief Executive Officer and attested by its Secretary this 18th day of July, 2001.

TICKETS.COM, INC.

By:

W. Thomas Gimple Chief Executive Officer

ATTEST:

Paul A. Rowe, Secretary

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